UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

ARK Venture Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

200 Central Ave

Suite 1850

St. Petersburg, FL 33701

Telephone Number (including area code):

(212) 426-7040

Name and address of agent for service:

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

COPIES TO:

Allison Fumai, Esq. Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 (212) 641-5600	William J. Bielefeld, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 (202) 261-3386

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of St. Petersburg, in the State of Florida on the 3rd day of February, 2022.

ARK Venture Fund

By:	/s/ Thomas G. Staudt
Thomas G. Staudt
Sole Trustee